                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

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                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934


                                  GETTY IMAGES, INC.
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                  Shares of Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     374276 10 3
--------------------------------------------------------------------------------
                                    (CUSIP Number)

                                     Jan D. Moehl
                               Getty Investments L.L.C.
                           1325 Airmotive Way, Suite 262
                              Reno, Nevada  89502-3420
                                   (702) 348-0111
                       (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices and
                                  Communications)

                                      Copy to:

                            Christopher D. Dillon, Esq.
                                Shearman & Sterling
                         555 California Street, Suite 2000
                              San Francisco, CA 94104
                             Telephone: (415) 616-1100
--------------------------------------------------------------------------------


                                   February 9, 1998
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               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


                         Exhibit Index is at Page 18

CUSIP No. 374276 10 3

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Getty Investments L.L.C.
     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

/ /  (a)
          ----------------------------------------------------------------------

/X/  (b)
          ----------------------------------------------------------------------

(3)  SEC Use Only
                  --------------------------------------------------------------

(4)  Source of Funds (See Instructions) OO
                                        ----------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e).                                                    / /

(6)  Citizenship or Place of Organization
     Delaware
     ---------------------------------------------------------------------------

--------------
  Number of         (7)  Sole Voting Power 8,040,690
                                           --------------------------------
   Shares
                         --------------------------------------------------
 Beneficially       (8)  Shared Voting Power 1,245,204
                                             ------------------------------
  Owned by
                         --------------------------------------------------
    Each            (9)  Sole Dispositive Power 8,040,690
                                                ---------------------------
  Reporting
                         --------------------------------------------------
   Person          (10)  Shared Dispositive Power 0
                                                  -------------------------
    With
                         --------------------------------------------------
--------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 8,040,690
                                                                  --------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X
                     -----------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11) 26.9%
                                                        ------------------------

(14) Type of Reporting Person (See Instructions) OO
                                                 -------------------------------

Item 1.   SECURITY AND ISSUER.

          The class of equity securities to which this Statement on Schedule 13D (this"Statement") relates is the shares of common stock, par value $0.01 per share (the "Shares"), of Getty Images, Inc. ("Issuer"), a Delaware corporation. The principal executive offices of the Issuer are located at 122 South Michigan Avenue, Suite 900, Chicago, Illinois 60606.

Item 2.   IDENTITY AND BACKGROUND.

          This Statement is being filed by Getty Investments L.L.C., a Delaware limited liability company ("Getty Investments").

          The principal offices of Getty Investments are located at 1325 Airmotive Way, Suite 262, Reno, Nevada 89502-3240. Getty Investments was formed with the objective of investing in Getty Communications plc ("Getty Communications"), a public limited company organized under the laws of England and Wales and the predecessor of Issuer. Upon the consummation of the Transactions (as defined and described in Item 3 below), Getty Investments became an investor in Issuer.

           The members of Getty Investments are four Getty family trusts (the "Getty Trusts") and 525 Investments Limited. The Getty Trusts are the Cheyne Walk Trust, the Ronald Family Trust A, the Ronald Family Trust B and the Gordon P. Getty Family Trust. The Getty Trusts own, collectively, 89.31% of the membership interests of Getty Investments, with the Cheyne Walk Trust, the Ronald Family Trust A, the Ronald Family Trust B and the Gordon P. Getty Family Trust owning 39.31%, 18.75%, 18.75% and 12.5%, respectively. The remaining 10.69% interest in Getty Investments is held by 525 Investments Limited. 525 Investments Limited is a company owned by the family trusts of Sir J. P. Getty, one of the children of J. P. Getty (Senior).

          Getty Investments is governed by the Restated Limited Liability Company Agreement, dated February 9, 1998 (the "Getty Investments Company Agreement"), among the Getty Trusts and 525 Investments Limited. The Getty Investments Company Agreement provides that the board of directors of Getty Investments will consist of six directors. One director will be appointed by each of the four Getty Trusts. In addition, the members of Getty Investments agree to appoint one person nominated by each of the October 1993 Trust and Crediton Limited. The October 1993 Trust is a trust established by Mark
H. Getty, the son of Sir J. P. Getty and Co-Chairman of Issuer and Chairman of Getty Investments, of which he and his immediate family are beneficiaries. Crediton Limited is a company of which the sole beneficiary is Jonathan D. Klein, Chief Executive Officer of Issuer.

          Under the Getty Investments Company Agreement, the members of Getty Investments also agree to appoint the director nominated by the October 1993 Trust as the Chairman of Getty Investments. Mark H. Getty has been appointed a director and Chairman of Getty Investments on behalf of the October 1993
Trust, and Jonathan D. Klein has been appointed a director of Getty
Investments on behalf of Crediton Limited.

          Decisions at meetings of the board of directors of Getty Investments require a simple majority of the total number of directors, I.E., four directors. There are currently no voting arrangements whereby one member of Getty Investments can control a majority of the directors of the board of Getty Investments.

          The directors and executive officers of Getty Investments are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

          (i)    name;

          (ii)   business address;

          (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

          (iv)   citizenship.

          During the last five years, neither Getty Investments nor any person named in Schedule I attached hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On February 9, 1998, Getty Investments acquired 8,040,690 Shares in connection with the Transactions (as defined below) pursuant to (i) the Merger Agreement, dated as of September 15, 1997 (the "Merger Agreement"), by and among Issuer, Getty Communications, PhotoDisc, Inc., a Washington corporation ("PhotoDisc"), and Print Merger, Inc., a Washington corporation and wholly owned subsidiary of Issuer ("Merger Sub"), and (ii) the Subscription Agreement, dated as of February 9, 1998 (the "Getty Investments Subscription Agreement"), between Getty Investments and Issuer.

          6,522,046 of the Shares acquired by Getty Investments were received in exchange for Getty Investments' holdings of Class A ordinary shares, nominal value one pence per share ("Getty Communications Class A Ordinary Shares"), of Getty Communications and Getty Investments' holdings of Class B ordinary shares, nominal value one pence per share ("Getty Communications Class B Ordinary Shares" and, together with Getty Communications Class A Ordinary Shares, "Getty Communications Ordinary Shares"), of Getty Communications. Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, (i) pursuant to a scheme of arrangement (the "Scheme of Arrangement") in accordance with the Companies Act of 1985 of Great Britain (the "Companies Act"), each issued Getty Communications Class B Ordinary Share was converted into one Getty Communications Class A Ordinary Share, each Getty Communications Ordinary Share was transferred to Issuer or its nominees and the holders of Getty Communications Ordinary Shares were issued one Share for every two Getty Communications Ordinary Shares held of record by such holders, and Getty Communications became a wholly owned subsidiary of Issuer; and (ii) PhotoDisc was merged with and into Merger Sub (the "Merger", and, together with the Scheme of Arrangement, the "Transactions"), with Merger Sub as the surviving corporation in the Merger becoming a wholly owned subsidiary of Issuer and the then outstanding shares of common stock, par value $0.01 per share of PhotoDisc ("PhotoDisc Shares") were converted into the right to receive the amount of cash and the number of Shares specified in the Merger Agreement.

          Also in connection with the Transactions, Getty Investments acquired 1,518,644 Shares for $18.4375 per share, or $28,000,000 in the aggregate, pursuant to the Getty Investments Subscription Agreement. The funds for the purchase of Shares pursuant to the Getty Investments Subscription Agreement were supplied to Getty Investments as capital contributions by the members of Getty Investments.

Item 4.   PURPOSE OF TRANSACTION.

          Getty Investments has acquired the Shares to which this Schedule 13D relates for the purpose of making an investment in Issuer.

          Getty Investments from time to time intends to review its investment in Issuer on the basis of various factors, including Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, Getty Investments will take such actions in the future as Getty Investments may deem appropriate in light of the circumstances existing from time to time. If Getty Investments believes that further investment in Issuer is attractive, whether because of the market price of Issuer's securities or otherwise, it may acquire Shares either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, Getty Investments may determine to dispose of some or all of the Shares currently owned by Getty Investments or otherwise acquired by Getty Investments either in the open market or in privately negotiated transactions.

          Except as set forth above, Getty Investments has not formulated any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of Issuer or the disposition of securities of Issuer; (ii) an extraordinary corporate transaction involving Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of the assets of Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of Issuer; (v) any material change in Issuer's capitalization or dividend policy; (vi) any other material change in Issuer's business or corporate structure; (vii) any change in Issuer's charter or bylaws or other instruments corresponding thereto or other action which may impede the acquisition of control of Issuer by any person; (viii) causing a class of Issuer's securities becoming deregistered or delisted; (ix) a class of equity securities of Issuer becoming eligible for termination of registration or (x) any action similar to any of those enumerated above.

Item 5.   INTEREST IN SECURITIES OF ISSUER.

          Based on the most recent information available to Getty Investments, Getty Investments is deemed to beneficially own the number of Shares and the percentage of outstanding Shares listed in the responses to Items 11 and 13, respectively, on the cover page filed herewith, and such responses are incorporated by reference herein. In addition, the number of Shares with respect to which Getty Investments (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power, and (iv) shares dispositive power, are listed in the responses to Items 7, 8, 9, and 10, respectively, on the cover page filed herewith, and such responses are incorporated by reference herein.

          The following individuals listed on Schedule I attached hereto, are beneficial owners of Shares, with respect to all of which Getty Investments disclaims beneficial ownership:

          Mark H. Getty is the beneficial owner of 923,985 Shares, by virtue of his right to acquire, as of February 9, 1998, such Shares pursuant to the exercise of options outstanding under the Getty Communications plc Executive Share Option Plan. He has sole power to vote (or direct the vote of) and sole power to dispose of (or direct the disposition of) all such

Issuer Shares. Mark H. Getty may also be deemed to be the beneficial owner of 622,602 Shares held by the October 1993 Trust.

          Jonathan D. Klein is the beneficial owner of 923,985 Shares, by virtue of his right to acquire, as of February 9, 1998, such Shares pursuant to the exercise of options outstanding under the Getty Communications plc Executive Share Option Plan. He has sole power to vote (or direct the vote of) and sole power to dispose (or direct the disposition of) all such Shares. Jonathan D. Klein may also be deemed to be the beneficial owner of 622,602 Shares held by Crediton Limited.

          Andrew S. Garb is the beneficial owner of 10,000 Shares. He has sole power to vote (or direct the vote of) and sole power to dispose of (or direct the disposition of) all such Shares.

          William A. Newsom is the beneficial owner of 3,500 Shares. He has sole power to vote (or direct the vote of) and sole power to dispose of (or direct the disposition of) all such Shares.

          Thomas E. Woodhouse is the beneficial owner of 2,000 Shares. He has sole power to vote (or direct the vote of) and sole power to dispose of (or direct the disposition of) all such Shares.

          Jan D. Moehl is the beneficial owner of 21,000 Shares. He has sole power to vote (or direct the vote of) and sole power to dispose (or direct the disposition of) 10,000 of such Shares. He shares, with Kathleen W. Moehl, power to vote (or direct the vote of) and power to dispose of (or direct the disposition of) 11,000 of such Shares. As described below in Item 6, Jan D. Moehl has pledged 10,000 Shares to the Trustees of the Cheyne Walk Trust as security for a five-year fully amortizing loan made to acquire such Shares.

          Except as described herein, neither Getty Investments nor any party referred to above, has acquired or disposed of, or entered into any other transaction with respect to, any Shares during the past 60 days.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

          Getty Investments is a party to the following agreements, arrangements, understandings or relationships with respect to securities of Issuer, which are summarized in the following sections. (The summaries below do not purport to be complete and are subject, and qualified in their entirety by reference, to all the terms and provisions contained within the actual agreements.)

A.    GETTY INVESTMENTS SUBSCRIPTION AGREEMENT

          In the Getty Investments Subscription Agreement, Getty Investments agreed to subscribe for, and Issuer agreed to issue to Getty Investments, 1,518,644 Shares at a subscription price of $18.4375 per share for an aggregate consideration of $28,000,000. The foregoing description of the Getty Investments Subscription Agreement is qualified in its entirety by reference to such agreement, a copy of which is attached hereto as Exhibit 1.

B.   STOCKHOLDERS' AGREEMENT

           The Stockholders' Agreement dated as of February 9, 1998 (the "Stockholders' Agreement") by and among (i) Issuer, (ii) Getty Investments, Mark H. Getty, Jonathan D. Klein, Crediton Limited and the October 1993 Trust (collectively, the "Getty Group"), and (iii) PDI, Mark Torrance and Wade Torrance (collectively, the "Torrance Group"), and together with the Getty Group, the "Significant Stockholders"), places certain restrictions on the Significant Stockholders' abilities to transfer Shares. Pursuant to the terms of the Stockholders' Agreement, no Significant Stockholder may sell, encumber or otherwise transfer such Significant Stockholders' Shares except
(i) to Permitted Transferees (as defined below); (ii) pursuant to the terms of the Stockholders' Agreement; (iii) pursuant to a registered public offering of Shares in which no person or "Group" will purchase more than five percent of the then outstanding Shares; or (iv) sales within the Rule 144 volume limitations (or within two times the Rule 144(e) volume limitations for sellers entitled to rely upon Rule 144(k)), or in a cashless exercise of options. A "Permitted Transferee" is defined as (i) Issuer or its subsidiaries; (ii) in the case of any Significant Stockholder who is a natural person, a person to whom Shares are transferred from such Significant Stockholder by gift, will or the laws of descent and distribution; (iii) any other member of the Getty Group or the Torrance Group, as the case may be (and any Permitted Transferee of such Group); or (iv) any affiliate of any Significant Stockholder; or (v) with respect only to the taking of an encumbrance on Shares, any commercial bank or other financial institution that lends funds to a Significant Stockholder on the condition of taking such encumbrance in such Significant Stockholder's Shares.

          If any Significant Stockholder (a "Prospective Seller") receives from a person, other than a Permitted Transferee or another Significant Stockholder (a "Stockholders' Agreement Third Party"), a bona fide offer to purchase any or all of such Prospective Seller's Shares (the "Offered Stock") and such Prospective Seller desires to sell the Offered Stock to such Stockholders' Agreement Third Party, the Prospective Seller must provide written notice (the "Offer Notice") of such offer to Issuer and the other Significant Stockholders constituting the Significant Stockholders' "Group" in which the Prospective Seller does not belong. The Offer Notice will constitute an offer by such Prospective Seller to sell to the recipients of such Offer Notice all of the Offered Stock at the price per share of Shares at which the sale to the Stockholders' Agreement Third Party is proposed to be made in cash and will be irrevocable for ten days after receipt of such Offer Notice. The Prospective Seller has the right to reject any or all of the acceptances of the offer to sell the Offered Stock and sell all, but not less than all, the Offered Stock to the Stockholders' Agreement Third Party if (i) the Prospective Seller has not received acceptances as to all the

Offered Stock prior to the expiration of the ten-day period following receipt of the Offer Notice or (ii) an accepting party fails to consummate the purchase of the Offered Stock and neither Issuer nor the other Significant Stockholders who received the Offer Notice are prepared to purchase such Offered Stock within five business days of receiving notice of such failed purchase. The obligations and rights of the Significant Stockholders relating to the rights of first refusal will terminate when the Getty Group or the Torrance Group, as the case may be, and any of such "Group's" Permitted Transferees collectively beneficially own fewer than the greater of 3,000,000 Shares and such number of Shares as is equal to two percent or less of the then outstanding Shares.

          Each of the Torrance Group and the Getty Group will have the right, subject to termination conditions, to nominate one director. For so long as the Getty Group has the right to nominate one director, it shall also have the right to appoint from among the directors of Issuer, the Chairman of Issuer, provided, however, that for so long as either Mark Torrance or Mark H. Getty are Co-Chairmen of the Board of Directors of Issuer (the "Issuer Board"), such right shall not be in effect.

          Issuer shall include as a nominee for the Issuer Board the person designated by each of the Getty Group and the Torrance Group and shall nominate such person and use its reasonable best efforts to cause the election of such person, unless the Issuer Board, in the exercise of its fiduciary duties, reasonably shall determine that such person is not qualified to serve on the Issuer Board. If the Issuer Board reasonably determines that such designee is not so qualified, the Group designating such nominee shall have the opportunity to specify one additional designee who shall be so included as a nominee subject to the qualification set forth in the immediately preceding sentence.

          The Significant Stockholders have agreed to take such actions within their control as are necessary to implement each "Group's" right to appoint a director, including the voting of their respective shares in favor of the nominees designated by the Getty Group and the Torrance Group in accordance with the Stockholders' Agreement.

          The foregoing description of the Stockholders' Agreement is qualified in its entirety by reference to such agreement, a copy of which is attached hereto as Exhibit 2.

C.   GETTY PARTIES SHAREHOLDERS' AGREEMENT

          Prior to the completion of the Transactions, Getty Investments, the October 1993 Trust and Crediton Limited, as the holders of the Getty Communications Class B Ordinary Shares, were parties to a shareholders' agreement with respect to their ownership of such shares. Upon consummation of the Transactions, Getty Investments, Issuer, Crediton Limited, Abacus (C.I.) Ltd. as the Trustee of the October 1993 Trust, Mark H. Getty and Jonathan D. Klein entered into the Restated Shareholders' Agreement, dated February 9, 1998 (such agreement, as amended, being the "Getty Parties Shareholders'

Agreement"). Certain provisions of the Getty Parties Shareholders' Agreement are described below.

          The Getty Parties Shareholders' Agreement provides that all Shares held by the parties thereto (other than those held by Mark H. Getty and Jonathan D. Klein) will be voted as directed by the board of directors of Getty Investments. Before transferring such shares (other than certain permitted transfers to affiliates or family members who, as a condition of such permitted transfer, must agree to be bound by the terms of the Getty Parties Shareholders' Agreement), the parties must first offer such shares to the other parties. The price at which such shares must be offered is either the price that another purchaser is willing to pay for such shares or, in the event of a transfer pursuant to an exercise of registration rights, the average closing market price of the Shares over the preceding ten business days. In the event that these rights of first refusal are not exercised up, then the rights of first refusal in the Stockholders' Agreement apply.

          In the Getty Parties Shareholders' Agreement, the October 1993 Trust and Crediton Limited each agreed to retain at least 311,301 Shares until July 8, 2001 and thereafter each agreed to retain at least 155,651 Shares for an additional two years; PROVIDED, HOWEVER, that the October 1993 Trust and Crediton Limited may sell shares in the event that (i) Mark H. Getty (in the case of the October 1993 Trust) or Jonathan D. Klein (in the case of Crediton Limited) ceases to be employed by Issuer or any of its subsidiaries, or (ii) Getty Investments ceases at any time to hold seven percent or more of the then outstanding Shares. In addition, if Getty Investments or any of its members sells any Shares, the October 1993 Trust and Crediton Limited will be permitted to sell the same proportion of their Shares which are subject to this sale restriction as the number of Shares sold by Getty Investment bears to its total number of Shares. The Getty Parties Shareholders' Agreement provides that each of the October 1993 Trust and Crediton Limited will, in consideration of its participation under such agreement, receive an annual fee from Getty Investments in 1998 of L78,843 and L272,137, subject to certain inflation adjustments, respectively, and thereafter an annual fee of L28,485 and L98,681, subject to certain inflation adjustments, respectively, for each of the next four years.

          In addition, each of Jonathan D. Klein, Crediton Limited, Mark H. Getty and the October 1993 Trust (together the "Covenantees") agreed not to transfer (other than to a permitted transferee in accordance with the Getty Parties Shareholders' Agreement) any of their Shares until the later of the announcement by the Issuer of its results for the second quarter of 1998 and August 9, 1998, except for the transfer by Jonathan D. Klein or Crediton Limited of up to 60,000 Shares in the aggregate or the transfer by Mark H. Getty or the October 1993 Trust of up to 60,000 Shares in the aggregate.
Each of the Covenantees agreed with Getty Investments that in the event of any proposed transfer (other than to a permitted transferee in accordance with the Getty Parties Shareholders' Agreement) it shall give Getty Investments at least ten days' notice of such proposed transfer and shall consult with Getty Investments about the reasons for, manner of and timing of such proposed transfer.

          The Getty Parties Shareholders' Agreement also provides that each of the October 1993 Trust and Crediton Limited have the right to nominate a director to the board of directors of Getty Investments. Such parties have nominated Mark H. Getty and Jonathan D. Klein. The October 1993 Trust also has the right to nominate the chairman of Getty Investments. The October 1993 Trust has nominated Mark H. Getty as Chairman of Getty Investments.

          Getty Investments agreed in the Getty Parties Shareholders' Agreement that, subject to certain exceptions, it will not operate or own or control any other business in the visual content industry.

          The Getty Parties Shareholders' Agreement expires on July 8, 2003, but may be terminated earlier with respect to a party (or its permitted transferees) who ceases to be a shareholder of Issuer. The Getty Parties Shareholders' Agreement terminates for all parties if the parties to the agreement cease to own beneficially fewer than the greater of 3,000,000 Shares and such number of shares as is equal to two percent or less of the then outstanding Shares.

          The foregoing description of the Getty Parties Shareholders' Agreement is qualified in its entirety by reference to such agreement, a copy of which is attached hereto as Exhibit 3.

D.   REGISTRATION RIGHTS AGREEMENT

          Pursuant to the terms of the Registration Rights Agreement dated February 9, 1998 between Issuer and Getty Investments (the "Getty Investments Registration Rights Agreement"), Getty Investments may require Issuer to file a registration statement with respect to all or a portion of Getty Investments' Shares (a "Getty Demand Right"). Getty Investments will have five Getty Demand Rights, which may be exercised only if the aggregate number of Shares covered by the Getty Demand Right is greater than 850,000 shares. In addition to the Getty Demand Rights, Getty Investments will have the right to have any or all of their Shares included in any registration by Issuer (a "Getty Piggy-Back Right"), subject to certain limitations that may be imposed by the managing underwriter. Both the Getty Demand Rights and the Getty Piggy-Back Rights will terminate on the earlier of (i) immediately, once all of the Shares held by Getty Investments can be sold within a three-month period under the volume limitation of Rule 144 of the Securities Act and (ii) on the 15th anniversary of the date of the Getty Investments Registration Rights Agreement.

          The foregoing description of the Getty Investments Registration Rights Agreement is qualified in its entirety by reference to such agreement, a copy of which is attached hereto as Exhibit 5.


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

E.   TRADEMARK OPTION AGREEMENT

          Upon the consummation of the Transactions, Issuer has trademark registrations and applications in respect of the names Getty Communications and Hulton Getty, and derivatives thereof (including the name "Getty Images") and the related logo (together, the "Getty Trademarks"). The Restated Option Agreement, dated February 9, 1998 (the "Trademark Option Agreement"), by and between Getty Investments, Issuer and Getty Communications grants Getty Investments an option, in the event that Issuer becomes controlled by a third party or parties not affiliated with the Getty family, to call for an assignment to it, for a nominal sum, of all rights to the Getty Trademarks. Upon such assignment, Getty Communications will have 12 months in which it will be permitted to continue to use the Getty Trademarks and thereafter will have to cease such use. Although the primary brands used by Getty Communications are "Tony Stone Images", "Hulton Getty", "Gamma Liaison" and "Energy Film Library", "Getty Images" is used as a corporate identity for certain of the subsidiaries of Getty Communications and Hulton Getty is a Getty Trademark.

          The foregoing description of the Trademark Option Agreement is qualified in its entirety by reference to such agreement, a copy of which is attached hereto as Exhibit 6.

F.   PLEDGE AGREEMENT

          On June 28, 1996, Jan D. Moehl, Officer of Getty Investments, entered into a pledge agreement (the "Pledge Agreement") with the Trustees of the Cheyne Walk Trust. Pursuant to the Pledge Agreement, Jan D. Moehl pledged 10,000 American Depositary Shares of Getty Communications, representing 20,000 Getty Communications Class A Ordinary Shares, to the Trustees of the Cheyne Walk Trust as security for a five-year fully amortizing loan made to acquire such Getty Communications Class A Shares. Upon the consummation of the Transactions, those 10,000 American Depository Shares pledged by Jan D. Moehl in accordance with the Pledge Agreement were exchanged for 10,000 Shares. The Cheyne Walk Trust maintains a security interest in those 10,000 Shares.

          The foregoing description of the Pledge Agreement is qualified in its entirety by reference to such agreement, a copy of which is attached hereto as
Exhibit 7.


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


Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

 Description                             Exhibit Number
 --------------------------------------  ---------------------------------------

 Subscription Agreement, dated February  1
 9, 1988, by and between Getty
 Investments L.L.C. and Getty Images,
 Inc.

 Stockholders' Agreement, dated as of    2
 February 9, 1998, by and among
 (i) Getty Images, Inc., (ii) Getty
 Investments L.L.C., Mark Getty,
 Jonathan Klein, Crediton Limited and
 the October 1993 Trust and (iii) PDI,
 L.L.C., Mark Torrance and Wade
 Torrance

 The Restated Getty Parties'             3
 Shareholders Agreement, dated as of
 February 9, 1998, among Getty
 Investments L.L.C., Abacus (C.I.) Ltd.
 as the Trustee of the October 1993
 Trust, Crediton Limited, Mark H. Getty
 and Jonathan D. Klein

 Registration Rights Agreement, dated    4
 February 9, 1998, between Getty
 Images, Inc. and Getty Investments
 L.L.C.

 Restated Option Agreement, dated        5
 February 9, 1998, by and between Getty
 Investments L.L.C., Getty Images, Inc.
 and Getty Communications plc

 Description                             Exhibit Number
 --------------------------------------  ---------------------------------------

 Pledge Agreement, dated June 28, 1996,  6
 by and between Jan D. Moehl and the
 Trustees of the Cheyne Walk Trust

                                      SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


February 19, 1998                  GETTY INVESTMENTS L.L.C.


                                   By:      /S/ JAN D. MOEHL
                                          --------------------------------------
                                          Name:  Jan D. Moehl
                                          Title:    Officer

                                      Schedule I

          The name and present principal occupation of each of the executive officers and directors of Getty Investments L.L.C. are set forth below. Unless otherwise noted, each of these persons are United States citizens. Their respective business addresses are set forth below.


                            Position with Getty
                            -------------------
           Name                 Investments             Principal Occupation
           ----                 -----------             --------------------
--------------------------------------------------------------------------------
Mark H. Getty            Chairman of the Board,      Co-Chairman of the Board
(Irish citizenship)      Director                    of Getty Images, Inc.
                                                     122 South Michigan Avenue
                                                     Suite 900
                                                     Chicago, Illinois  60606
--------------------------------------------------------------------------------
Jonathan D. Klein        Director                    Chief Executive Officer
(United Kingdom                                      of Getty Images, Inc.
citizenship)                                         122 South Michigan Avenue
                                                     Suite 900
                                                     Chicago, Illinois  60606
--------------------------------------------------------------------------------
Andrew S. Garb           Director                    Attorney
                                                     Loeb & Loeb
                                                     1000 Wilshire Boulevard
                                                     Suite 1800
                                                     Los Angeles, CA  90017
--------------------------------------------------------------------------------
William A. Newsom        Director                    President
                                                     Newsom Investments Ltd.
                                                     3717 Buchanan Street
                                                     Second Floor
                                                     San Francisco, CA  94123
--------------------------------------------------------------------------------
Christopher R. Getty     Director                    President
                                                     Peak LLC
                                                     126 East 56th Street,
                                                     24th Floor
                                                     New York, NY 10022
--------------------------------------------------------------------------------
Thomas E. Woodhouse      Director                    Administrator
                                                     Gordon P. Getty Family
                                                     Trust
                                                     Ronald Family Trust A
                                                     1325 Airmotive Way, Suite
                                                     264
                                                     Reno, NV 89502
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Jan D. Moehl           Officer                     Chief Operating Officer
                                                     Cheyne Walk Trust
                                                     1325 Airmotive Way, Suite
                                                     262
                                                     Reno, NV  89502
--------------------------------------------------------------------------------

                                    EXHIBIT INDEX


 Exhibit      Description                                             Page
--------------------------------------------------------------------------------

 1 Subscription Agreement, dated February 9, 1988, by and between Getty Investments and Issuer

 2            Stockholders' Agreement, dated as of February
              9, 1998, by and among (i) Getty Images, Inc.,
              (ii) Getty Investments L.L.C., Mark Getty, Jonathan Klein, Crediton Limited and the October 1993
              Trust and (iii) PDI, L.L.C., Mark Torrance and
              Wade Torrance

 3 The Restated Getty Parties' Shareholders Agreement, dated as of February 9, 1998, among Getty Investments L.L.C., Abacus (C.I.) Ltd. as the Trustee of the October 1993 Trust, Crediton Limited, Mark H. Getty and Jonathan D. Klein

 4            Registration Rights Agreement, dated February
              9, 1998, between Getty Images, Inc. and Getty
              Investments L.L.C.

 5            Restated Option Agreement, dated February 9,
              1998, by and between Getty Investments L.L.C.,
              Getty Images, Inc. and Getty Communications plc

 6 Pledge Agreement, dated June 28, 1996, by and between Jan D. Moehl and the Trustees of the Cheyne Walk Trust